CUSIP No. 12634H 20 0	Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CPI Card Group Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12634H 20 0

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12634H 20 0	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Parallel49 Equity, ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,813,977(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,813,977(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,813,977(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43%(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of shares of common stock (the “Common Stock”) of CPI Card Group Inc. (the “Issuer”) held by Tricor Pacific Capital Partners (Fund IV), Limited Partnership (“TPCP IV”) and Tricor Pacific Capital Partners (Fund IV) US, Limited Partnership (“TPCP IV US,” and together with TPCP IV, the “Tricor Funds”), each of which is managed by Parallel49 Equity, ULC (“Parallel49,” and together with the Tricor Funds, the “Reporting Persons”), as the general partner. An investment committee of the Tricor Funds, comprised of Bradley Seaman, David Rowntree, J. Trevor Johnstone and Roderick Senft, has the power to vote or dispose of the shares held by the Tricor Funds. Each member of the investment committee expressly disclaims any beneficial ownership of any shares of Common Stock held by the Tricor Funds.

(2)	Reflects the sale of an aggregate of 1,380,000 shares of Common Stock by the Tricor Funds in a registered public offering that closed on October 2, 2024.
(3)

Based on 11,159,418 shares of Common Stock outstanding as of October 30, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2024 (the “Form 10-Q”).

CUSIP No. 12634H 20 0	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Tricor Pacific Capital Partners (Fund IV), Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,027,160(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,027,160(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,160(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27%(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Reflects the sale of 867,782 shares of Common Stock by TPCP IV in a registered public offering that closed on October 2, 2024.
(2)	Based on 11,159,418 shares of Common Stock outstanding as of October 30, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 12634H 20 0	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Tricor Pacific Capital Partners (Fund IV) US, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,786,817(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,786,817(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,786,817(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16%(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Reflects the sale of 512,218 shares of Common Stock by TPCP IV US in a registered public offering that closed on October 2, 2024.
(2)	Based on 11,159,418 shares of Common Stock outstanding as of October 30, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 12634H 20 0	Page 5 of 7 Pages

Explanatory Note

The Reporting Persons filed a Schedule 13G on February 12, 2016 (the “Original Filing”) and there were no material changes until 2024. Beginning on September 30, 2024, amendments to the rules governing beneficial ownership reporting require amendments to a Schedule 13G within 45 days after the end of a calendar quarter in which a material change occurs. This amended Schedule 13G (this “Schedule 13G/A”) is being filed in compliance with such new rules and it reflects all material changes since the Original Filing. This includes a one-for-five (1-for-5) reverse stock split effected by the Issuer in 2017, the sale of an aggregate of 364,848 shares of Common Stock to the Issuer in repurchase transactions prior to September 30, 2024, and the sale of an aggregate of 1,380,000 shares of Common Stock in a registered public offering that closed on October 2, 2024.

Item 1(a)	Name of Issuer:

CPI Card Group Inc., a Delaware corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10368 W. Centennial Road, Littleton, CO

Item 2(a)	Name of Person Filing:

This Schedule 13G/A is being jointly filed by each of the following Reporting Persons pursuant to Rule 13d-1(k): Parallel49 Equity, ULC, Tricor Pacific Capital Partners (Fund IV), Limited Partnership, and Tricor Pacific Capital Partners (Fund IV) US, Limited Partnership.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, a copy of which was attached as Exhibit A to the Original Filing.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o Parallel49 Equity

225 East Deerpath Road, Suite 200

Lake Forest, IL 60045

Item 2	(c) Citizenship:

Parallel49 and TPCP IV are organized under the laws of Canada.

TPCP IV US is organized under the laws of the State of Delaware.

Item 2	(d) Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2	(e) CUSIP Number:

12634H 20 0

Item 3.	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

This Schedule 13G/A reflects all material changes since the Original Filing.

CUSIP No. 12634H 20 0	Page 6 of 7 Pages

On December 20, 2017, the Issuer completed a 1-for-5 reverse stock split following which TPCP IV held 4,124,368 shares of Common Stock and TPCP IV US held 2,434,457 shares of Common Stock.

On April 5, 2024, the Issuer repurchased 244,314 shares of Common Stock from the Tricor Funds pursuant to a Stock Repurchase Agreement dated December 6, 2023 (of which 153,631 shares were allocated to TPCP IV and 90,683 shares to TPCP IV US).

On July 5, 2024, the Issuer repurchased 120,534 shares of Common Stock from the Tricor Funds pursuant to a Stock Repurchase Agreement dated March 11, 2024 (of which 75,795 shares were allocated to TPCP IV and 44,739 shares to TPCP IV US).

On October 2, 2024, TPCP IV sold 867,782 shares of Common Stock, and TPCP IV US sold 512,218 shares of Common Stock, in a registered public offering.

The information required by Items 4(a)-(c) is set forth in rows 5-11 of the cover page of each Reporting Person and is incorporated by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Member of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned Reporting Persons’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated November 12, 2024

PARALLEL49 EQUITY, ULC

By:	/s/ Bradley Seaman
Name: Bradley Seaman
Its: Managing Director

TRICOR PACIFIC CAPITAL PARTNERS (FUND IV), LIMITED PARTNERSHIP

By: Parallel49 Equity, ULC
Its: General Partner

By:	/s/ Bradley Seaman
Name: Bradley Seaman
Its: Managing Director

TRICOR PACIFIC CAPITAL PARTNERS (FUND IV) US, LIMITED PARTNERSHIP

By: Parallel49 Equity, ULC
Its: General Partner

By:	/s/ Bradley Seaman
Name: Bradley Seaman
Its: Managing Director